Filed Pursuant To Rule 433

Registration No. 333-203585

October 6, 2015

Kitco News Interview with Will Rhind of the World Gold Council posted October 1, 2015

DANIELLE CAMBONE: Gold kicks off Q4 on a weaker tone as world markets rebound, but the World Gold Council says not to throw in the towel just yet, and there’s a case for gold. Joining us now in the studio is Will Rhind, the CEO of World Gold Trust Services, it’s a subsidiary of the World Gold Council. Will, thanks so much for being here with us in the studio.

MR. WILL RHIND: Thank you, good to be here.

DANIELLE CAMBONE: So, we’re going to look at gold today, obviously, here with you. One thing that you say and the World Gold Council says, is maybe we shouldn’t be focusing so much on US interest rates and whether they will hike or when they will hike, and focus on the broader picture, right?

MR. RHIND: Sure, and that’s mainly for the simple reason that the majority of gold demand doesn’t come from the US or from US investors. It comes from China and it comes from India. So while US interest rates clearly are important to gold, they are not the defining factor because gold is a global commodity and the majority is consumed outside the US.

DANIELLE CAMBONE: But would you not say that the rate hike is weighing on gold right now?

MR. RHIND: It’s certainly a factor in the overall pricing construct for the gold market, but it isn’t the deciding factor. And that again is because gold is a global phenomenon and the majority of demand comes from outside the US.

DANIELLE CAMBONE: Alright, well, I want to pull up a chart on GLD now. And you say that despite lower returns last quarter, it is important to focus on the slower pace of outflows in the gold market. Is there a case for gold on the investment demand front?

MR. RHIND: Absolutely, there is a case for gold on the investment – not just demand side – but from a portfolio construction perspective, and we believe at the World Gold Council that gold should be part of a diversified portfolio, and the reason being is because gold is a diversifier that has a low correlation to equity markets and to bond markets, but also provides a tail-risk hedge in market dislocation events and higher volatility in the markets.

DANIELLE CAMBONE: It’s a really difficult context right now for gold, right? We have stronger equities. We have the stronger US dollar. Christine Lagarde of the IMF came out yesterday and said she sees a prolonged period of commodities suffering. How does gold remain relevant in this environment?

MR. RHIND: Because gold is a little bit different from the majority of other commodities. We say gold is unique and what we mean by that is that the amount of demand for gold is not just focused from investors – it’s focused from consumers around the world. So over a longer term, gold is actually correlated with economic growth, and while that may be counter-intuitive to some who look at it purely from an investment lens; it’s actually straightforward when you look at it from a global demand perspective because the more an economy or the global economy grows, one, you get more savings produced and gold is used as a by-product of that, for consumption purposes as a luxury good.

DANIELLE CAMBONE: Now, I’d like to wrap with an interesting chart you brought us, that shows the frequency and magnitude of negative market events, and how it keeps growing. Do you expect gold to play more of a safe-haven going forward? Will we see more of these events happening?

MR. RHIND: I think so. We’re at a kind of inflection point where gold prices are down year-to-date, but they’re down less than the S&P 500 year-to-date. And therefore gold has outperformed, on a relative basis, the US equity market, which a lot of people have viewed as being a bastion of strength in terms of global equity prices. And, you know, for gold, we are seeing now with the market down, an increase in market volatility, and gold did perform well in August when we did see that dislocation, largely on the back of global equities repricing off the Chinese events and global slowdown. We do think that we’ll start to see more volatility in the market, and this is a great time for investors to be thinking about diversifying their portfolios and adding a bit of gold, or increasing a position in gold in expectation of further diversification.

DANIELLE CAMBONE: How much longer do you expect this volatility to continue? When can we have some stabilization in the gold market?

MR. RHIND: Well, I think the gold market itself has been pretty stable, certainly throughout this year. We’ve traded in a range that has been somewhere in the region of $1,150 to $1,200 an ounce. And so, from a gold market perspective, I think we have been remarkably stable given the stronger dollar, or the strong dollar, in the market, and given the weakness in the global economy. So, I think the gold market itself has been pretty stable, and especially on the back of a strong dollar. I think it’s more what’s happening in other asset markets and whether that will lead to volatility which will benefit gold.

DANIELLE CAMBONE: Will, thanks so much for stopping by today.

MR. RHIND: Thank you, Danielle.

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